Exhibit 99.1

Draganfly Uniquely Positioned to Support Canada’s New $2 Billion Military Commitment to Ukraine with Advanced Drone and Tactical Capabilities

Saskatoon, SK – August 26, 2025 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an industry-leading developer of drone solutions and systems, today provided insight into its unique positioning to support Canada’s newly announced $2 billion military aid package to Ukraine, which includes over $220 million dedicated to drone, counter-drone, and electronic warfare capabilities. As the world’s oldest dual-use drone manufacturer with 27 years of design, engineering, and development experience—and one of a handful of Canadian manufacturers with proven solutions, Draganfly is uniquely positioned to support this critical national and international mission.

Strategic Alignment with Canada’s Commitment

Announced this weekend during Prime Minister Mark Carney’s historic visit to Kyiv on the 34th anniversary of Ukraine’s independence, Canada’s multi-billion-dollar pledge further underscores the government’s commitment to defending democracy and resisting authoritarian aggression.

A significant portion of this funding— $220 million— is allocated specifically for advanced UAV (unmanned aerial vehicle) solutions, counter-drone systems, and electronic warfare, including joint ventures between Canadian and Ukrainian defense companies. Draganfly has been active in Ukraine since 2022 and is ideally suited to contribute to this initiative through its engineering expertise and experience supporting allied nations with ISR (Intelligence, Surveillance, and Reconnaissance), demining support, logistics and tactical delivery systems.

Draganfly’s Military-Grade Capabilities

Draganfly has a proven track record in defense and humanitarian response initiatives, including:

●	Tactical Multidrop Payload Systems developed for the MMS Mjolnir platform, recently showcased at the 2025 Pentagon LUCAS event.
●	ISR and Threat Detection Drones with integrated AI and thermal imaging used by public safety and defense teams worldwide.
●	Multiple Counter-drone capabilities and initiatives, including engineering projects for U.S. Military prime contractors.
●	Medical and Supply Delivery Drones deployed in frontline and disaster zones for rapid, life-saving response.
●	Landmine Detection and Demining Drones, developed in partnership with SafeLane Global and used in global conflict zones to protect civilians and allied forces.

A Strategic Opportunity for Shareholders and Canada’s Defence Sector

“Canada’s bold investment in Ukraine’s sovereignty is not just a political commitment, it’s a call to action for Canadian innovation and defence excellence,” said Cameron Chell, CEO of Draganfly. “We are proud and honoured as a Canadian technology leader that is capable of delivering advanced drone and counter-drone systems that make a tangible difference. This announcement signals a generational opportunity for Canadian defence companies, and for our shareholders, who support a mission rooted in global security, democracy, and technological leadership.”

Draganfly continues to expand its capabilities through domestic and international defence contracts, R&D investments, and partnerships with key defence integrators across NATO-aligned nations. As Canada accelerates joint production initiatives with Ukraine, Draganfly is committed to playing a pivotal role in this long-term alliance.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a pioneer in drone solutions, AI-driven software, and robotics. With over 25 years of innovation, Draganfly has been at the forefront of drone technology, providing solutions for public safety, agriculture, industrial inspections, security, mapping, and surveying. The Company is committed to delivering efficient, reliable, and industry-leading technology that helps organizations save time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

CSE

NASDAQ

FRANKFURT

Contact:

Investor Relations

investor.realations@draganfly.com

Media Inquiry

Erika Racicot

media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly being ideally suited to contribute to this initiative through its engineering expertise, battlefield-proven UAV platforms, and experience supporting allied nations with ISR (Intelligence, Surveillance, and Reconnaissance), demining support, and tactical delivery systems. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.